CARL C. ICAHN
767 Fifth Avenue, 47th Floor
New York, NY 10153

August 2, 2012

Dear Fellow Forest Labs Shareholders,

I am pleased that ISS, the leading proxy advisory firm, has supported some of my nominees.  In a thorough 30-page report, ISS sums up well the myriad of issues and failures at Forest Labs.  But before going into the details of their report I would like to make some general observations about corporate governance and Forest Labs.

As Edmund Burke once said, “the only thing necessary for the triumph of evil is for good men to do nothing.” In a dictatorship, the oppressed face prison or death if they rebel and attempt to remove the dictator.  However in a democracy, including the corporate democracy that ostensibly exists in the United States, all we must do is vote the oppressors out.  Over the years, I have never understood the unwillingness of large shareholders to hold management accountable no matter what the magnitude of the transgressions committed by their boards or how costly those transgressions are to the shareholders — after all, all stockholders must do is check a proxy card and literally overnight the company becomes more valuable and sometimes is even saved from going over the proverbial cliff.

At Forest Labs, I believe the transgressions are even more blatant and egregious than those I usually encounter in proxy contests.  From 2003 to 2007, Howard Solomon sold over $500 million of Forest Labs stock that had been granted to him over the years by Dan Goldwasser and the other Board members.  Much of those sales occurred during periods when Forest Labs was repurchasing its own stock and when it was extremely bullish in its public announcements concerning its future growth potential.  Moreover, Dan Goldwasser, the chairman of the compensation committee who has been on the Board for 35 years, has grossly enriched Howard Solomon with over $60 million in compensation (with accelerated vesting), in the past 8 years alone, while the Forest share price has declined by over 50% in that period.

And while all this was going on, it is my belief that Howard Solomon, much like a feudal king, was trying to build his dynasty.  With only five years experience in the pharmaceutical industry, David Solomon was promoted and given significant responsibility for business development and strategic planning, and despite his failures, in 2010, he was again promoted to Senior Vice President overseeing all of Forest’s strategic planning.  And it is apparent to me that he is now a candidate for CEO.  ISS shares my concern in stating in its report that there is “an explicit risk that that any succession planning process run behind closed doors might turn out to be simply another dynasty building process.”  Moreover, it is my strong belief that this familial overlay under which Forest Labs has operated over the past decade is at the root of what ISS refers to as a “long-term decline in shareholder value, an impending half-decade of diminished returns resulting from the failure to plan around known patent cliffs, and the adoption of a riskier, less-focused and thus less cost-efficient business model.”

Shareholders must realize that there is great value in Forest Labs that might well be obliterated if we do not change the current board.  Forest today is an excellent takeover candidate for big pharma companies that I believe can pay a huge premium for a number of reasons, including the major synergies that a big pharma company could realize from an acquisition, as well as the ability of big pharma to better utilize and profit from the potential of the Forest pipeline that I believe Forest is unable to fully realize given its lack of scale and its inefficient sales and marketing structure and approach.
It should be noted that Imclone was trading at only $46.44 per share when Eli Lilly agreed to acquire it for $70 per share, or a 51 percent premium.

BUT IN ORDER FOR BIG PHARMA TO BUY FOREST LABS, PROPOSED TAKEOVER BIDS MUST SEE THE LIGHT OF DAY.  I DO NOT BELIEVE THAT HOWARD SOLOMON AND HIS “INNER CIRCLE” ON THE BOARD WOULD EVER LET A BID COME TO THE FORE.

ISS has done a tremendous job in highlighting many of the problems at Forest Labs.  As a staunch critic of Forest Labs’ board and management, I could not have said it better myself.  Therefore, I have set forth below some of the salient statements from the ISS report.

ISS statements in its report:

• Operating Performance – Judged on total return to shareholders, the company has underperformed peers over the 3, 5, and 10 year periods leading up to this contest. That relative underperformance has grown particularly strong, moreover, in the last three years as the company approached the patent cliffs for the three blockbuster drugs on which its business model was founded. While new products have steadily progressed through the pipeline over the last several years, and the company is now in the process of launching a more diversified portfolio of products it hopes will eventually recover the ground it is now losing to these patent cliffs, there remain significant risks to the diversified business model it has adopted, as recent studies by equity analysts have pointed out. This is borne out in analyst consensus projections—which, tellingly, are significantly lower than the company’s own long-range guidance. Emphasis Added

• Preparation for the Lexapro/Nameda Patent Cliffs – As the company reaches the last of the patent cliffs on its blockbusters—Namenda, which generated $1.4 billion in sales in FY12, is expected lose patent protection in April 2015 (FY16) - analyst consensus estimates do not project Forest recovering to its FY12 sales level until FY19.  Emphasis Added

A seven-year trough is a long time for investors to wait for an earnings recovery, especially when considering the substantial visibility into, and lead time to prepare for, patent cliffs. Consequently, [Icahn’s] argument that the board took its eye off the ball by under-investing in R&D when it mattered most appears well founded. The company did not launch any new products between 2004 and 2008: products launched in that period would be sufficiently far up their launch curves by this point, presumably, to help the company buffer the revenue loss from the patent cliffs. This lack of attention to the long-term view, accordingly, would seem to be the root cause of the significant revenue and earnings trough shareholders are now facing.  Emphasis Added

• Composition of the Board – Forest’s board, which includes three current and former executives, is uncommon for non-controlled U.S. corporations. By comparison, none of its self-selected U.S. peers (LLY, MRK, PFE, and WCRX) have a former executive on the board. Though one former executive may in fact be independent under exchange standards, the practice of appointing directors who owe much of their careers to the CEO they will now “oversee” clearly raises practical concerns about de facto independence and the potential conflicts for those directors.  Emphasis Added

• Succession Planning – Succession planning has become an issue for shareholders not just because the current CEO is 84, but because the board has allowed his son David, currently head of Strategic Development, to report directly to his father, presumably, as one equity analyst has noted, because he is “being groomed to take over as CEO.”  Forest has disclosed few details about its succession planning, though it has appointed its three newest independent directors to a succession planning committee headed by the presiding director—who also used to report to the same CEO.  Emphasis Added

Given the unusual situation of the long-serving CEO’s son reporting directly to his father, there an explicit risk that that any succession planning process run behind closed doors might turn out to be simply another dynasty building process. Shareholders might well ask whether additional disclosure—of process, selection criteria, and other standards and commitments to ensure an outcome aligned with shareholder’s interests—is warranted, particularly as the company has not denied that David Solomon is a candidate for the position.  Emphasis Added

What the Forest CEO’s letter blithely ignores, in a manner which should be as eye-opening to Forest shareholders as it was irresistible to business writers, is the enormous difference in the consequences of nepotism. The downside risk of dynastic succession at a family-owned hedge fund is borne entirely by the family. The downside risk of dynastic succession at a $9 billion publicly-traded company, however, is borne entirely by the public shareholders invested in that company, whose interests the board of directors are supposed to represent.  Emphasis Added

• Corporate Governance Initiatives – Certain of these changes—the majority vote standard and performance metrics on equity awards—stand out as particularly meaningful for shareholders.

Others, however, serve more to highlight how poor some governance practices and standards were before recent events began to shine a bright light on things. A no-repricing policy, for example, has long been a standard feature of equity programs. Creating a presiding director, similarly, may ring hollow to shareholders when the role is immediately filled with a former executive who recently reported to the current CEO. That the board did not take further action, after the 2011 proxy contest, to appoint new presiding director without any such complications or entanglements does little to help the case.  Emphasis Added

• Conclusion on Need for Change – These operating issues may be exacerbated by lingering concerns, which [Icahn] has foregrounded, about the board’s de factor independence from, and willingness to challenge, its long-time Chairman and CEO. These concerns persist despite the election last year of three new, demonstrably unaffiliated directors, and their subsequent appointment to leadership positions within the board, perhaps the company has not addressed directly numerous issues—such as the CEO’s son reporting directly to the CEO, or former executives being appointed to oversee the CEO to whom they reported for decades.  Emphasis Added

Individually each of these instances may be explained away. Collectively, in the context of a long-term decline in shareholder value, an impending half-decade of diminished returns resulting from the failure to plan around known patent cliffs, and the adoption of a riskier, less-focused and thus less cost-efficient business model, they strongly suggest the a compelling case for change at the board level.  Emphasis Added

• Recommendation of Daniel Ninivaggi – Lack of scientific experience in the boardroom, clearly, is not the root cause of the current business challenges…The challenges at Forest—failure to plan effectively around known patent cliffs, inefficient cost structure, perhaps loss of focus—are core business issues more than they are sector-specific challenges. What Ninivaggi does bring to the table is considerable experience as an operating executive in a similarly-challenged industry, broad boardroom experience across a number of business models and challenges, and the perspective of a large shareholder—his employer—anxious to see things improve. Emphasis Added

• Recommendation of Pierre Legault – Given the increased margin pressure Forest will experience over the coming years—and the relatively tight margin for error with which its business practices, particularly around cost control, appear to have left it—former OSI Pharma CFO Pierre Legault would also appear to bring a much-needed skillset and business discipline to the board. At OSI, Legault oversaw the consolidation of its U.S. operations, which was expected to result in annualized savings of over $15 million—or roughly 10% of operating income. At Aventis, Legualt led an e-business unit where his primary focus was dedicated to sales force modernization, skills from which the board could also benefit.  Emphasis Added

We urge shareholders to vote the GOLD proxy card FOR Ende, Ninivaggi, Fromkin and Legault.  Shareholders should be advised that they CANNOT use management’s WHITE proxy card to vote for any of Ende, Ninivaggi, Fromkin or Legault.  Also, shareholders CANNOT use management’s WHITE proxy card to follow the recommendation of ISS.  Shareholders who want to follow the ISS recommendation must use the GOLD proxy card.  Please use the GOLD proxy card to support our nominees.

Sincerely,

/s/ Carl Icahn

If you have any questions about how to vote your shares or require any assistance in executing your proxy, please call the firm assisting us in the solicitation of proxies:

D.F. King & Co., Inc.
Shareholders call toll-free:  (800) 697-6975
Banks and Brokers call collect:  (212) 269-5550
or
Call Edward McCarthy of D.F. King directly at (212) 493-6952

ON JULY 23, 2012, THE PARTICIPANTS (AS DEFINED BELOW) FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DR. ERIC J. ENDE, PIERRE LEGAULT, ANDREW J. FROMKIN, DANIEL A. NINIVAGGI, ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, AND BECKTON CORP. (COLLECTIVELY, THE “PARTICIPANTS”) FROM THE STOCKHOLDERS OF FOREST LABORATORIES, INC. FOR USE AT ITS 2012 ANNUAL MEETING OF STOCKHOLDERS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS.  THE DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY IS AVAILABLE TO STOCKHOLDERS OF FOREST LABORATORIES, INC. FROM THE PARTICIPANTS AT NO CHARGE AND IS ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV OR BY CONTACTING D.F. KING & CO., INC. BY TELEPHONE AT THE FOLLOWING NUMBERS:  STOCKHOLDERS CALL TOLL−FREE: (800) 697−6975 AND BANKS AND BROKERAGE FIRMS CALL: (212) 269−5550.  CONSENT OF THE AUTHOR AND PUBLICATION NEITHER SOUGHT NOR OBTAINED TO USE THE MATERIAL REFERRED TO HEREIN AS PROXY SOLICITING MATERIAL.